

September 9, 2013

Via E-mail
Mr. Thomas M. Brandt
Senior Vice President & CFO
Telecommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401

> **Re: Telecommunication Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 0-30821**

Dear Mr. Brandt:

We have reviewed your letter dated August 8, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 25, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 47

1.   We note to your response to prior comment 1, however, we continue to believe that you have not provided sufficient evidence to support the significant difference between your calculated consolidated equity value and your market capitalization at October 1, 2012. For instance:

- You refer to the uncertainty regarding Federal Government budgeting issues, including the impact of continuing resolutions and cuts due to sequestration; however, it appears that this would only impact two of your four reporting units. In addition, it would seem that the comparable companies used in your analysis would be similarly impacted by these factors, which should be reflected in the fair value as determined on a comparable company basis. Therefore, explain further how you determined that these factors had a significant impact on your implied control premium;

- In view of the fact that it appears your stock trades in an active market, explain your statement that your market capitalization "generates [a] higher probability of less efficient market prices" and why your response implies the company's market capitalization is not reflective of the fair value of your equity securities on a minority basis. Alternatively, tell us why you believe your stock is not actively traded;
- You state that you believe your market capitalization at October 1, 2012 did not fully recognize the value of your Other Commercial and Government Solutions businesses. Please clarify whether you have asymmetrical information not currently known by market participants related to these units and if so, please supplementally provide; and
- Explain why refinancing your debt would impact your equity value.

2.   Tell us what comprises the "DCF of Unallocated Corporate Costs" as disclosed in the table provided in response to prior comment 1 and tell us how this item compares to the corporate expenses included in the segment reconciliation in Note 21.

3.   In your response to comment 6 in your July 2, 2012 letter, you state that the net book value for each of your reporting units excludes deferred taxes. Explain further what deferred tax items were excluded from your calculations and tell us how this complies with the guidance in ASC 350-20-35-7.

4.   We note from your response to prior comment 2 that you determined the fair value for your Government, Other Commercial and Cyber Intelligence reporting units using the comparable company approach. Please explain further the following as it relates to your goodwill impairment analysis for each of these reporting units:

- Describe the criteria considered in selecting the comparable companies used in your analysis;
- Tell us which comparable companies were used to determine the fair value for each reporting unit and why you believe these were the appropriate companies to use in your analysis;
- Tell us how you determined that use of the comparable company approach was appropriate for each of these reporting units;
- Explain how you determined that the revenue and Adjusted EBITDA data used in the market comparable approach reflected market participant assumptions about each of your reporting units;
- Tell us whether you considered other valuation techniques when determining the fair value of each reporting unit and if so, why those techniques were not used in your analysis. We refer you to paragraphs 24 – 24B of ASC 820-10-35-24. As part of your response, please explain why you felt it was appropriate to use multiple valuation techniques for the Cyber Intelligence reporting unit but not for the Government and Other Commercial reporting units; and

- Explain how you weighted the discounted cash flow and market comparable approaches for the Cyber Intelligence reporting unit to determine its fair value.

5. Tell us how you determined the EBITDA multiple of 7.0x and the discount rate of 12% for the discounted cash flow model that was used to fair value the Cyber Intelligence reporting unit.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-Mail
Bruce White – Senior VP & General Counsel
Christine Waring – Director, SEC Reporting